1251 AVENUE OF THE AMERICAS, 6TH FLOOR NEW YORK, NY 10020 P 212 466-7800 | TF 800 635-6851 Piper Sandler & Co. Since 1895, Member SIPC and NYSE

August 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Catalyst Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-254200

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Catalyst Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Friday, August 6, 2021, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

PIPER SANDLER & CO.

By:	/s/ Jennifer Docherty
Jennifer Docherty
Managing Director
(Authorized Signatory)